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6//08

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING＿＿＿11/01/07＿＿＿＿ AND ENDING＿＿＿＿10/31/08＿＿＿
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIMBERG & CO., $L \cdot P$.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 ROCKEFELLER PLAZA   SUITE 2570
                                    (No. and Street)

NEW YORK   NY   10111
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                    JACK BRIMBERG   (212) 333-5400
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC.
                    (Name – *if individual, state last, first, middle name*)

1430 BROADWAY- 6TH FLOOR   NEW YORK   NY   10018
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

DEC 3 1 2008

BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



PROCESSED
JAN 1 6 2009
THOMSON REUTERS

OATH OR AFFIRMATION

I, ___JACK BRIMBERG_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BRIMBERG & CO._____ , as of ___OCTOBER 31_____ , 20_08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JENNIFER OUTRIDGE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MANHATTAN COUNTY
NO. 01OU6185233
MY COMMISSION EXPIRES 04-14-2012

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~.   Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the ~~audited and unaudited Statements of Financial Condition with respect to methods of consolidation.~~ Computation of Net Capital as shown on Part IIA
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRIMBERG & CO.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED OCTOBER 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X 16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]
4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER   SEC FILE NO.

BRIMBERG & CO.   8-5281   [14]
                                                                         FIRM I.D. NO.
[13]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)   [15]

45 ROCKEFELLER PLAZA - SUITE 2570   [20]   FOR PERIOD BEGINNING (MM/DD/YY)

(No. and Street)   11/01/07   [24]

                                                   AND ENDING (MM/DD/YY)
[21]   [22]   [23]
(City)   (State)   (Zip Code)   10/31/08   [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code) — Telephone No.

JACK BRIMBERG   [30]   (212) 333-4500   [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

NONE   [32]   [33]
              [34]   [35]
              [36]   [37]
              [38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [40] NO [X 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [x 42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 ____
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

BRIMBERG & CO.
OCTOBER 31, 2008

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Partners
Brimberg & Co.
New York, N.Y.

We have audited the accompanying statement of financial condition of Brimberg & Co. as of October 31, 2008 and the related statements of income, changes in partners' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brimberg & Co. as of October 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
December 22, 2008

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BRIMBERG & CO.		**N3**			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	10/31/08	99
SEC FILE NO.	8-5291	98
Consolidated		198
Unconsolidated		199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 42,942	200			$ 42,942	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other	171,734	300	$	550	171,734	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	24,047	424				
	E. Spot commodities		430			24,047	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ [130]						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ [150]						
	B. Other securities $ [160]						
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $ [170]						
	B. Other securities $ [180]						
8.	Memberships in exchanges:						
	A. Owned, at market $ [190]						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	22,062	670	22,062	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535	67,316	735	67,316	930
12.	TOTAL ASSETS	$ 238,723	540	$ 89,378	740	$ 328,101	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   GRIMBERG & CO.   as of __10/31/03__

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] '13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	'10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	55,006 [1205]	[1385]	55,006 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] '12	[1390] '14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders '9 $ _____ [970]			
2. includes equity subordination (15c3-1(d)) of... $ _____ [980]			
B. Securities borrowings, at market value from outsiders $ _____ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ _____ [1000]			
2. includes equity subordination (15c3-1(d)) of... $ _____ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 55,006 [1230]	$ [1450]	$ 55,006 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	'15 $	[1770]
22. Partnership (limited partners) '11 ($ _____ [1020])		273,095 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury '16 (	)	[1796]
24. TOTAL OWNERSHIP EQUITY	$	273,095 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	328,101 [1810]

OMIT PENNIES

BRIMBERG & CO.

STATEMENTS OF EARNINGS

FOR THE YEAR ENDED OCTOBER 31, 2008

REVENUE

Commissions	$	1,164,326
Other Revenue		32,689
	$	1,197,015

EXPENSES

Partners' Salaries		57,607
Employee Compensation		386,524
Interest on Capital		5,817
Payroll Expenses		142,971
Health Insurance		4,103
Other Insurance		3,461
Office Operations		65,232
Stationary & Office Supplies		3,626
Depreciation - Office Equipment		9,096
Amortization Expenses		13,094
Computer Lease		6,556
Rent		180,000
Electric		8,349
Ticker Quotes		41,942
Other Expenses		360,470
Total Expenses	$	1,288,848
Net Loss	$	(91,833)

BRIMBERG & CO.

STATEMENTS OF PARTNERSHIP EQUITY

FOR THE YEAR ENDED OCTOBER 31, 2008

BALANCE - November 1, 2007		$	406,550
Deduct: Net Loss	(91,833)		
Deduct: Partners Drawings (Net)	(135,455)		(227,288)
BALANCE - October 31, 2008		$	179,262

STATEMENT OF CASH FLOWS

OCTOBER 31, 2008

	10/31/2007	10/31/2008	CHANGE
ASSETS			
Cash	192,937	42,942	(149,995)
Recievable From Brokers Or Dealers	120,103	171,734	51,631
Other Securities	42,605	24,047	(18,558)
Securities & Other Investments	58,910	22,062	(36,848)
Property & Other Assets	36,270	-	(36,270)
Other Assets	108,605	67,316	(41,289)
	559,430	328,101	(231,329)
LIABILITIES			
Account Payable	152,880	55,006	97,874
PARTNERSHIP	406,550	273,095	133,455
	559,430	328,101	231,329

BRIMBERG & CO.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2008

(1)   Summary of Significant Accounting Policies:

Securities owned are valued at market and the unrealized gains and losses are reflected in principal transactions.

Federal income taxes have not been provided as partners are individually liable for their own tax payments.

(2)   Net Capital Requirements:

The Company is subject to the uniform net capital rule (Rule 15c-3-1) of the Security Exchange Act of 1934 which requires the partnership to maintain a ratio of aggregate indebtedness to net capital as defined, not to exceed 15 to 1. At October 31, 2008 Brimberg & Co.'s net capital was $179,505. The percentage of aggregate indebtedness to net capital was 31% compared to a maximum allowable percentage of 1,500%.

Brimberg & Co. is exempt from Rule 15c3-3 and the conditions of exemption were being complied with as of October 31, 2008 and that no facts came to our attention that the exemption had not been complied with during the period since our last examination.

(3)   Brimberg & Co. is obligated under the terms of a lease covering their office space as of 10/31/04. Commencing January 1, 2004 and expiring on December 31, 2008, the fixed rent payable under this lease shall be an amount equal to $223,216.00 per annum.

(4)   Brimberg & Co. maintains cash in bank accounts which, at times, may exceed federally insured limits.

(5)   The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from these estimates. We do not consider any differences in these financial statements to be material.

(6)   We did become aware of the following deficiencies in internal control that we consider to be a material weakness. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Brimberg & Co. as and for the year ended October 31, 2008, and this report does not affect our report thereon dated December 24, 2008. An examination by FINRA noted the company was out of net capital compliance under SEC regulation 15c3-1(a)(2)(iii), the minimum net capital requirement, on March 28, 2008. FINRA noted net capital on this date of $86,988.39 while the firm's required minimum net capital is $100,000.00. This

was due to an account transfer error on March 7, 2008 that occurred between company clearing broker accounts rather than from a partner's personal account into a company clearing account. The situation was subsequently corrected to the apparent satisfaction of FINRA when additional capital was deposited March 31, 2008 and procedures were changed to allow the outside FINOP electronic access to view all activity on the firms clearing broker accounts.

In addition, FINRA noted the net capital haircut on March 28, 2008 was understated by $750.20. This was due to a typographical error by the FINOP. Procedures were changed to have the FINOP review the haircut schedule and crosscheck it to the firm's inventory account before finalizing the computation.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BRIMBERG & CO.	as of 10/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 273,095 [3480]
2. Deduct ownership equity not allowable for Net Capital .... ¹⁹( ) [3490]
3. Total ownership equity qualified for Net Capital .... 273,095 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................................. [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 273,095 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... ¹⁷$ 89,378 [3540]
   B. Secured demand note delinquency .... [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... [3600]
   D. Other deductions and/or charges .... [3610] (89,378) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... ²⁰$ 183,717 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
      1. Exempted securities .... ¹⁸ [3735]
      2. Debt securities .... [3733]
      3. Options .... [3730]
      4. Other securities .... 4,212 [3734]
   D. Undue Concentration .... [3650]
   E. Other (List) .... [3736] (4,212) [3740]

10. Net Capital .... $ 179,505 [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   BRIMBERG & CO.   as of   10/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 55,006	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14. Excess net capital (line 10 less 13)	$ 79,505	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 55,006	3790
17. Add:			
A. Drafts for immediate credit	21 $		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810
C. Other unrecorded amounts (List)	$		3820
		$	3830
18. Total aggregate indebtedness		$ 55,006	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% 31%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BROKER OR DEALER	BRIMBERG & CO.	as of 10/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 PERSHING LLC   [4335]   X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

BRIMBERG & CO.
RECONCILIATION BETWEEN AUDITED COMPUTATION OF NET CAPITAL
AND BRIMBERG & CO's CORRESPONDING UNAUDITED PART IIA
COMPUTATION OF NET CAPITAL

October 31, 2008

Unaudited Net Capital - October 31, 2008 Part IIA   179,505

Audited Net Capital - October 31, 2008 Part IIA
                                                                         179,505

        NO MATERIAL DIFFERENCES EXISTED

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

The Partners
Brimberg & Co.

In planning and performing our audit of the financial statements of Brimberg & Co. as of and for the year ended October 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the priodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of theBoard of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that tranactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatments on a timely basis. A significant deficiency is a deficiency, or a combintion of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

However, we did become aware of the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Brimberg & Co. as and for the year ended October 31, 2008, and this report does not affect our report thereon dated December 24, 2008. An examination by FINRA noted the company was out of net capital compliance under SEC regulation 15c3-1(a)(2)(iii), the minimum net capital requirement, on March 28, 2008. This was due to an account transfer error on March 7, 2008 that occurred between company clearing broker accounts rather than from a partner into a company clearing broker account. The situation was subsequently corrected to the apparent satisfaction of FINRA when additional capital was deposited March 31, 2008 and procedures were changed to allow the outside FINOP electronic access to view all activity on the firms clearing broker accounts.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such pruposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Dirctors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
December 24, 2008

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